PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, August 8, 2005
All amounts are expressed in US dollars, unless otherwise indicated.

CAMBIOR COMPLETES CAMP CAIMAN FEASIBILITY STUDY

Cambior Inc. (TSX & AMEX:CBJ) is pleased to announce the completion of a feasibility study for the Camp Caiman open pit gold project located in French Guiana, approximately 65 kilometres from Cayenne, the capital city. Highlights of the study include:

  Probable mineral reserves: 12.3 million tonnes grading 2.82 g Au/t
  Gold contained: 1.1 million ounces
  Average production rate: 124,000 ounces per annum
  Average mine operating cost: $268 per ounce
  Initial capital costs: $114.7 millions
  Construction period: 21 months

MINERAL RESERVES

Probable mineral reserves, based on a gold price of $425 and an exchange rate of US$1.2/1.0€ presently stand at 12.3 million tonnes @ 2.82 g Au/t, representing 1.1 million ounces of gold contained.

Geology

The Camp Caiman orebody, located in a 30 km2 mining concession, will have two open pits. The Scout pit, comprised primarily of saprolite, represents 35% of the project's probable reserves. Adjacent, to the east of the Scout pit, Pit 88 is composed of saprolite and fresh rock in equal proportions, and represents 65% of the project's probable reserves.

	Saprolite		Transition		Rock		Total		Oz
	Ore	Grade	Ore	Grade	Ore	Grade	Ore	Grade
	(000 t)	(g Au/t)	(000 t)	(g Au/t)	(000 t)	(g Au/t)	(000 t)	(g Au/t)	(000)
88	4,077	2.65	382	3.47	3,573	4.04	8,033	3.31	854
Scout	4,205	1.90	39	2.56	9	2.48	4,252	1.90	260
Total	8,282	2.27	421	3.39	3,582	4.03	12,285	2.82	1,114

The mineral reserve and resource estimates were evaluated in accordance with definitions and guidelines adopted by the Canadian Institute of Mining, Metallurgy and Petroleum. An updated Technical Report will be filed with SEDAR within the next 30 days in accordance with National Instrument 43-101 for mining projects. Qualified persons responsible for the mineral reserve and resource estimates are Patrick Godin Eng., General Manager, Cambior Inc. and Yves Michaud, Technical Superintendent, Omai Gold Mines Ltd.

The deposits identified are open at depth in the north extension of the 88 pit and the western extension of the Scout pit. Cambior also holds exploration permits on properties adjoining the mining concession where geochemical anomalies have been identified and will be the subject of future drilling programs. In addition, the Company has on-going exploration programs on prospective ground under option within trucking distance of the Camp Caiman project.

CAPITAL EXPENDITURES AND CONSTRUCTION

The feasibility study and capital cost estimates were prepared by Cambior with the support of independent engineering firms engaged to provide specific technical expertise, including the following:

Processing plant	Met-Chem Canada Inc.
Metallurgical tests	Lakefield Research
Tailings disposal and water management	Golder and Associates
Environmental Impact Study	Saunier & Associés France

The open pit mining operations will be performed with a fleet of 40-tonne articulated trucks and excavators to maintain the efficiency in rainy conditions. Processing will consist of a crushing and grinding circuit followed by a leach and carbon-in-pulp (CIP) circuit. Power is expected to be supplied from the national utility company. The initial capital costs are estimated at $114.7 million, detailed as follows:

Summary of Capital Expenditure
(in thousands of $)

Description
Infrastructure	12,367
Mining equipment and pre-production	22,732
Process plant	26,279
Tailings and water management	7,979
Support facilities	7,679
Indirects	31,172
Sub-total	108,208
Contingency	6,500
Total	114,708

The construction schedule would cover a period of 21 months after the completion of financing arrangements and the obtaining of operating permits, which are scheduled for the second quarter of 2006.

PRODUCTION

The mining rate is expected to be an average of 27,000 tonnes of ore and waste per day. The mill is scheduled to process almost 12.3 million tonnes over 7 years. The processing rate is planned at 5,500 tonnes per day for the first five years as mostly soft ores will be treated. The sustaining capital expenditures over the mine life are estimated at $4.4 million.

The Camp Caiman production profile, based on the mineral reserves, is as follows:

Year	Tonnage milled	Head grade	Ounces	Direct costs
	(000 tonnes)	(g Au/t)		($/oz)
1	2,008	2.45	142,400	228
2	2,008	2.80	167,900	204
3	2,007	2.54	138,600	258
4	2,007	2.10	113,900	315
5	1,951	2.86	124,300	330
6	1,360	3.47	91,600	332
7	944	4.76	88,000	256
	12,285	2.82	866,700	268

During production, the mine should employ approximately 350 individuals.

PROJECT ECONOMICS

The key assumptions for this study include an initial capital cost of $114.7 million, a gold price of $425 per ounce and diesel fuel price of $0.60/liter.

Strip ratio	3.77
Probable mineral reserves
(millions of tonnes)	12.3
Head grade (g Au/t)	2.82
Gold Recovery (%)
Soft	93%
Transition	80%
Fresh rock	58%
AVERAGE	77.8%
Total gold contained (oz)	1,100,000
Milling rate (tonnes per day)	5,500
Mine life (years)	7

Based on the results of the feasibility study, using the key assumptions, project parameters and a long-term gold price of $425/oz, the internal rate of return (IRR) of the Camp Caiman project is estimated at 10.4%.

Capital Costs

In preparing its feasibility study, the Company has assumed that it will be eligible to benefit from the Government of France's incentive measures to stimulate development in the Overseas Departments and Territories (Loi Girardin). The Company has assumed incentives of approximately 25% of the capital costs. These are subject to negotiations with the French authorities. The Company has initiated these talks and will file a formal request in early September.

Taxation

CBJ-CAIMAN S.A.S. benefits from a tax-holiday on the mining profits during the first 10 years of operations; however, gold production is subject to a royalty of approximately US $1.50/ounce to be paid to local government.

Permitting

The Camp Caiman Project requires two important operating permits (Installations classées pour la protection de l'environnement (ICPE) and Travaux miniers). The final documentation for these permits will be filed early in September with the French authorities. The two permits are subjected to a public consultation process which will be initiated during the last quarter of 2005 and completed at the end of February 2006. The authorizations will be granted by the "Préfet du départment de la Guyane" and are forecasted for the end of June 2006.

BOARD APPROVAL

Louis P. Gignac, President and Chief Executive Officer, stated: "The development of the Camp Caiman Project will allow Cambior to apply its expertise gained over the past 14 years at Omai and Rosebel. We look forward to working with the French authorities and the surrounding communities to bring this important economic development to French Guiana. During the remaining permitting phase, we intend to evaluate further initiatives to improve the returns of this project."

Cambior's Board of Directors has approved the Feasibility Study on the Camp Caiman Project and its subsequent development conditionally to:

  Obtaining all operating permits with realistic conditions and within a reasonable timetable;
  Satisfactory government grants under Loi Girardin;
  Relief from certain regional fuel tax and other regional levies and duties.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX. Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the assumptions underlying the Camp Caiman feasibility study, calculation of its mineral resources and reserves, the capital expenditure estimates, the timetables (including the timetable to obtain all permits), the estimates regarding eventual gold production (tonnes, grade, recovery and ounces), the possible grant of investment incentives (including those under Loi Girardin) and, generally, the meeting of conditions relating to the Company's board approval. Forward-looking statements express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information please contact:

CAMBIOR INC.
Bryan A. Coates
Vice President Finance and
Chief Financial Officer
Direct line: (450) 677-2912
Tel.: (450) 677-0040
Toll Free in North America: 1-866-554-0554
Fax: (450) 677-3382

E-mail: info@cambior.com
Website: www.cambior.com
PR-2005-14

CAMBIOR INC. CBJ - CAIMAN S.A.S. Camp Caiman Project Patrick Godin General Manager Direct line: (450) 677-2390 Tel.: (450) 677-0040 Toll Free in North America: 1-866-554-0554 Fax: (450) 677-2922